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                         WINDSOR COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
                  FOR THE QUARTER ENDED JUNE 30, 1999



                               CONTENTS

                                                                Page

   Statements of Income and Retained Earnings                     1

   Balance Sheets                                               2-3

   Information Concerning Mine Operations and
     Capital Improvements                                         4

   Calculation of Cost of Capital and
     Statement of Cost of Commercial Coal Sold and Shipped        5

   Statement of Cost of Operation                                 6

   Analysis of Mining Plant in Service                            7

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                         WINDSOR COAL COMPANY
                          STATEMENT OF INCOME
                  FOR THE QUARTER ENDED JUNE 30, 1999
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $30,103

COST OF OPERATION                                           29,433

OPERATING INCOME                                               670

NONOPERATING LOSS                                             (762)

LOSS BEFORE FEDERAL INCOME TAXES                               (92)

FEDERAL INCOME TAX CREDIT                                      (96)

NET INCOME                                                 $     4



                    STATEMENT OF RETAINED EARNINGS
                  FOR THE QUARTER ENDED JUNE 30, 1999
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                                $20

NET INCOME                                                      4

BALANCE AT END OF PERIOD                                      $24


The common stock of the Company is wholly owned by Ohio Power Company.

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                         WINDSOR COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                           June 30,
                                                             1999
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                   $47,161
  Construction Work in Progress                                 151
         Total Mining Plant                                  47,312
  Accumulated Depreciation and Amortization                  33,873

         NET MINING PLANT                                    13,439

CURRENT ASSETS:
  Cash and Cash Equivalents                                  29,941
  Accounts Receivable:
    General                                                   1,225
    Affiliated Companies                                     12,547
  Coal                                                          356
  Materials and Supplies                                      3,557
  Other                                                         204

         TOTAL CURRENT ASSETS                                47,830

DEFERRED INCOME TAXES                                        11,589

DEFERRED CHARGES                                                299

           TOTAL                                            $73,157

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                         WINDSOR COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)

                                                          June 30,
                                                            1999
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock  - Par Value $0.10:
    Authorized  - 5,000 Shares
    Outstanding - 4,064 Shares                             $  -
  Paid-in Capital                                             -
  Retained Earnings                                             24

         TOTAL SHAREHOLDER'S EQUITY                             24

OTHER NONCURRENT LIABILITIES:
  Accrued Postretirement Benefits Other Than Pensions       11,135
  Operating Reserves                                        15,426

         TOTAL OTHER NONCURRENT LIABILITIES                 26,561

CURRENT LIABILITIES:
  Accounts Payable:
    General                                                  1,768
    Affiliated Companies                                     4,621
  Taxes Accrued                                              2,035
  Accrued Vacation Pay                                       1,290
  Workers' Compensation Claims                               2,507
  Other                                                      1,054

         TOTAL CURRENT LIABILITIES                          13,275

REGULATORY LIABILITIES                                      33,276

DEFERRED CREDITS                                                21

           TOTAL                                           $73,157

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                         WINDSOR COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                  FOR THE QUARTER ENDED JUNE 30, 1999

Mine Closure

   The Company announced plans to discontinue mining operations effective April 30, 2000. Consequently, a provision of $48.4 million for mine closure costs was recorded in July 1999. The Company billed and recovered these costs from OPCo.





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                         WINDSOR COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                  FOR THE QUARTER ENDED JUNE 30, 1999
                    (in thousands, except as noted)
                                                                                                      April through
                                                                                                           June
                                                                                                           1999
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                                 $   -
            Paid-in Capital                                                                                  -
            Excess of Acquisition Cost Over Net Book Value                                                    172

       B. Rate of Return Allowable per HCAR No. 26573: 10.43% per annum, 2.6075% per quarter              .026075

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                                                           $      4
            2. Year-to-Date                                                                              $      9

       D. Net Income per Statement of Income                                                             $      4
            Add: Interest Charges                                                                            -
            Less: Nonoperating Income                                                                        (762)

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $    766
            2. Year-to-Date                                                                              $    642

 II. Coal Billing Calculation:
       A. Total Operating Expenses (a)                                                                   $ 29,337

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                                766

       C. Cost Applicable to Current Quarter Coal Billings                                                 30,103
            Less: Cost Applicable to Coal Sold to Unaffiliated Companies                                    2,211
              Cost Applicable to Current Quarter Coal Billings to Ohio Power                             $ 27,892

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                                210,889

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                          $132.26

(a)     As represented by "Cost of Operation" plus "Federal Income Taxes" reported in Statement of Income.

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                         WINDSOR COAL COMPANY
                    STATEMENT OF COST OF OPERATION
                  FOR THE QUARTER ENDED JUNE 30, 1999


                                                       (in thousands)

Direct Labor-UMW*                                          $   637
Indirect Labor-UMW*                                          1,377
Benefits-UMW*                                                2,112
Salaries and Benefits-Nonunion                               1,609
Operating Supplies                                           1,060
Repair Parts and Materials                                   1,797
Electricity and Other Utilities                                 13
Outside Services-Maintenance, Haulage and Reclamation        1,208
Taxes Other Than Federal Income Taxes**                      1,325
Rental of Equipment                                           (355)
Depreciation, Depletion and Amortization                     1,575
Royalties                                                      609
Mining Cost Normalization***                                14,523
Other Production Costs                                       2,267

Subtotal                                                    29,757

Transfers of Production Costs (to)/from Coal Inventory        (324)

          Total                                            $29,433

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment Taxes.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.


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                         WINDSOR COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                             JUNE 30, 1999
                                                             Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                        $   633    $  -       $   633

Mining Structures and Equipment       35,624     26,023      9,601

Coal Interests (net of depletion)        863       -           863

Mine Development Costs                10,041      7,850      2,191

    Total Mining Plant
      in Service                     $47,161    $33,873    $13,288